17004810

STATES
:HANGE COMMISSION
ı D.C. 20549 SEC
Mail Processing
Section
FEB 27 2017
Washington DC
415

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**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC File Number |
|---|
| 8-67482 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

Report for the period beginning 01/01/16 and ending 12/31/16

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cleveland Research Company, LLC

| Official Use Only |
|---|
| Firm ID No. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
1375 East 9th Street, Suite 2700
(No. and Street)

| Cleveland | OH | 44114 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Eric Bosshard (216) 649-7250
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite 214A
(No. and Street)

| Frankfort | Illinois | 60423 |
|---|---|---|
| (City) | (State) | (Zip Code) |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

| FOR OFFICAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, **Eric Bosshard**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Cleveland Research Company, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

CEO
Title

Notary Public

**MEGAN BOX**
**NOTARY PUBLIC**
**STATE OF OHIO**
**My Commission Expires**
**October 11, 2020**

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco
Sciaccotta
Wilkens &
Dunleavy

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Cleveland Research Company, LLC

We have audited the accompanying statement of financial condition of Cleveland Research Company, LLC (the Company) as of December 31, 2016 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cleveland Research Company, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 16, 2017

Phone:708.489.1680 Fax:847.750.0490 I dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423

**Cleveland Research Company, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2016**

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $15,651,218 |
| Accounts receivable | 4,193,481 |
| Prepaid expenses | 276,400 |
| Property and equipment, net | 478,041 |
| Other assets | 19,977 |
| **TOTAL ASSETS** | $20,619,117 |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable and accrued expenses | $207,658 |
| Commissions payable | 4,081,545 |
| Distributions payable | 2,357,076 |
| Deferred revenue | 2,093,323 |
| Deferred rent | 198,550 |
| Total liabilities | 8,938,152 |
| Members' equity | 11,680,965 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $20,619,117 |

The accompanying notes are an integral part of this financial statement.

## NOTE A – ORGANIZATION AND NATURE OF BUSINESS

Cleveland Research Company, LLC (the Company) was organized in the state of Ohio and is an equity and market research firm that provides services to selected investment firms, and public and private companies, located throughout the United States. Cleveland Research, LLC is a broker-dealer registered with the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), the state of Ohio and five other states. Cleveland Research Company, LLC shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement (the Agreement) or involuntarily pursuant to any regulatory action. All voting interests (Class A) of Cleveland Research Company, LLC are owned by Cleveland Research Management Company, LLC (the voting Class A member).

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *Soft Dollar Revenue*

The Company has soft dollar arrangements with its customers in which the customer will buy research data, and then the Company will wait for the customer to determine in good faith the revenue to be paid, based on the value of the brokerage and research services received. The Company recognizes soft dollar revenue in the period in which it is earned.

### *Market Research Revenue*

Typically memberships for market research are paid in advance for the following calendar year. The Company recognizes revenue for market research at the time that all related research for the respective period has been provided to the customer.

### *Commissions*

Commissions, brokerage and related clearing expenses are reported on a trade-date basis.

### *Cash and Cash Equivalents*

As of December 31, 2016, the Company's cash accounts, which are substantially held at two banks, exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts.

The company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

### *Accounts Receivable and Credit Policies*

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment upon receipt of invoice. The Company does not accrue interest on delinquent customer balances. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 30 days old are considered delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

### *Accounts Receivable and Credit Policies – (Continued)*

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. In the opinion of management at December 31, 2016, all accounts receivable were considered collectible and no allowance was necessary.

### *Depreciation*

Depreciation of property and equipment is provided by the use of the straight-line method over the estimated useful lives of assets, which range from three to seven years.

### *Accounting Estimates*

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

### *Concentration of Credit Risk*

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

### *Income Taxes*

Cleveland Research Company, LLC is a limited liability company and has elected to be treated as a partnership, as defined in the Internal Revenue Code (IRC). Under this election, the income of the Company is taxed directly to its members. Accordingly, the Company records no provision for federal income taxes; however, the Company is liable for certain state and any local income taxes.

The Company recognizes and discloses uncertain tax positions in accordance with U.S. GAAP. As of and during the year ended December 31, 2016, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2013.

## NOTE C – ACCOUNTS RECEIVABLE

Accounts receivable consists of the following at December 31, 2016:

| | |
|---|---|
| Soft dollar | $2,277,184 |
| Market research | 1,751,727 |
| Commissions | 164,570 |
| Total | $4,193,481 |

## NOTE D - PROPERTY AND EQUIPMENT - NET

Property and equipment are recorded at cost and consist of the following at December 31, 2016:

| | |
|---|---|
| Furniture and equipment | $852,285 |
| Less accumulated depreciation | (374,244) |
| Property and equipment - net | $478,041 |

## NOTE E - COMMITMENTS

The Company leases office space and office equipment under operating leases expiring at various dates through March 2022.

Minimum annual rents under these agreements as of December 31, 2016, are as follows:

| Year ending December 31, | |
|---|---|
| 2017 | $513,425 |
| 2018 | 548,678 |
| 2019 | 558,103 |
| 2020 | 544,848 |
| 2021 | 559,897 |
| Thereafter | 140,922 |
| Total | $2,865,873 |

Rent expense amounted to $489,774 for 2016.

## NOTE F - RETIREMENT SAVINGS PLAN

The Company has a profit-sharing 401(k) plan (the Plan) covering substantially all Company employees. Participants become eligible to participate upon being hired and may enter the Plan on the first day of the month coinciding with or next following the date of hire. Employees are able to contribute up to statutorily defined limits. Additionally, the Plan requires employer matching contributions at 3% of employee compensation and allows for a discretionary employer contribution. The Company contributed $206,277 for the year ended December 31, 2016.

## NOTE G - MEMBERS' EQUITY

Cleveland Research Company, LLC has two classes of membership interest: voting Class A interests (Class A) and non-voting Class B interests (Class B). The significant features are as follows:

### *Drag-Along Rights of Class A*

If the Class A members of the Company intend to sell their entire interest in the Company to any person, the Class A members must notify all members of such intended transfer at least 15 days prior to the proposed date of the transaction. The drag-along rights of the Class A members require the Class B members to sell their entire interest on the same terms and conditions as established in the notice.

### *Tag-Along Rights of Class A*

If any Class A member or group of Class A members give notice that they wish to sell more than 50% of the total Class A interests of the Company to one or more third persons, then the Class B members will have the right to sell that number of Class B interests held by the Class B members in the same percentage and on the same terms and conditions as set forth in the notice.

### *Distributions*

The Company is governed by a management committee, which is comprised of members of the voting Class A member. In accordance with the Agreement, the Company is required to distribute, to the extent possible, sufficient cash to its members to pay federal and state income taxes arising from profits of the Company. All distributions other than those for income taxes are at the discretion of the management committee. The Company records the distributions when they are declared by the management committee.

The Company declared and paid distributions of $1,153,302 to cover a portion of 2016 federal and state income taxes for its members. An additional distribution of $1,363,428 was accrued and included in distributions payable to cover the remaining estimated taxes for 2016.

The management committee declared an additional discretionary distribution of $928,707 to be paid to a certain Class A member of the Company. Such amount is also included in the distributions payable at December 31, 2016.

## NOTE H - NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities Exchange Act of 1934 Rule 15c3-1, as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $6,953,227, which was $6,357,350 in excess of its required net capital of $595,877.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2016, the ratio was 1.29 to 1.

## NOTE I - EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer and operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, it is exempt from the requirements of Rule 15c3-3.

DeMarco
Sciaccotta
Wilkens &
Dunleavy

SEC
Mail Processing
Section
FEB 27 2017
Washington DC
415

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

Members of
Cleveland Research Company, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Cleveland Research Company, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Cleveland Research Company, LLC (the "Company") for the year ended December 31, 2016, solely to assist you and SIPC in evaluating Cleveland Research Company, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 16, 2017

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423

CLEVELAND RESEARCH COMPANY, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2016

## SCHEDULE OF ASSESSMENT PAYMENTS

| | | |
|---|---|---|
| **General Assessment** | | **$ 96,497** |
| **Less Payments Made:** | | |
| **Date Paid** | **Amount** | |
| **7/29/16** | **$ 40,895** | **40,895** |
| **Interest on late payment(s)** | | ______ |
| **Total Assessment Balance and Interest Due** | | **$ 55,602** |
| **Payment made with Form SIPC 7** | | **$ 55,602** |

CLEVELAND RESEARCH COMPANY, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2016

| | |
|---|---|
| **Total revenue** | **$ 38,929,609** |
| **Additions:** | |
| **Total additions** | **0-** |
| **Deductions:** | |
| **Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions** | **$ 330,729** |
| **Other** | **0-** |
| **Total deductions** | **$ 330,729** |
| **SIPC NET OPERATING REVENUES** | **$ 38,598,880** |
| **GENERAL ASSESSMENT @ .0025** | **$ 96,497** |

**See Report of Independent Registered Public Accounting Firm**

# CLEVELAND RESEARCH COMPANY, LLC

## STATEMENT OF FINANCIAL CONDITION
## AND REPORT OF INDEPENDENT REGISTERED
## PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016